MANAGER DIRECTED PORTFOLIOS

on behalf of

iM DOLAN MCENIRY CORPORATE BOND FUND

Multiple Class Plan Pursuant to Rule 18f-3

This Multiple Class Plan (the “Plan”) has been adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”) by a majority of the Board of Trustees of Manager Directed Portfolios (the “Trust”), including a majority of those Trustees who are not interested persons of the Trust as defined in the 1940 Act (the “Independent Trustees”), with respect to each series of the Trust listed in Appendix A attached hereto (each a “Fund” and, collectively, the “Funds”).

The Plan, in accordance with Rule 18f-3 under the 1940 Act, (i) designates classes of shares of each Fund and (ii) sets forth the differences between the classes with respect to shareholder services, distribution arrangements, expense allocations and any related conversion features or exchange privileges.  Appendix A, as it may be amended from time to time, lists the Funds that operate under the Plan, and the classes of each such Fund.  Appendix A also sets forth the actual sales charges, Rule 12b-1 distribution fees and/or shareholder service fees, and redemption fees of each class of shares of each Fund.  Additional details and restrictions regarding such fees and services are provided in each Fund’s prospectus and statement of additional information.

The Trust’s Board of Trustees, including a majority of the Independent Trustees, has determined that the Plan, including the allocation of expenses, is in the best interests of the Trust, each Fund and each class of shares offered by a Fund.

I.
Classes Offered.  Each Fund’s shares may be divided into separate share classes as set forth on Appendix A.  All classes of shares are available to investors who meet the applicable investment minimums and any other eligibility criteria set forth in the applicable Fund’s prospectus and may be sold by the Trust’s principal underwriter for the Fund (the “Distributor”) and by banks, securities brokers or dealers and other financial institutions that have entered into a selling agreement with the Distributor.

A.
Institutional Shares.  Institutional Shares shall be offered at the net asset value per share and at a higher minimum initial investment than Advisor Shares as set forth in the prospectus.  Institutional Shares are not subject to Rule 12b-1 distribution fees or shareholder servicing fees.  Institutional Shares are not subject to redemption fees.

B.
Advisor Shares.  Advisor Shares shall be: (i) offered at the net asset value per share, and (ii) subject to a distribution plan (the “Distribution Plan”) adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for an annual distribution fee of up to 0.25% of the average daily net assets of a Fund attributable to Advisor Shares, computed on an annual basis, and (iii) subject to a shareholder servicing plan (the “Shareholder Servicing Plan”), which provides for an annual shareholder servicing fee of up to 0.10% of the average daily net assets of a Fund attributable to Advisor Shares, computed on an annual basis.  Advisor Shares shall be offered at a lower minimum investment than Institutional Shares, as set forth in the Fund’s prospectus.  The Distribution Plan allows a Fund to spend annually a percentage of its average daily net assets attributable to its Advisor Shares to pay the Distributor for distribution activities and expenses primarily intended to result in the sale of Advisor Shares.  Advisor Shares are not subject to redemption fees.

II.
Expense Allocation.  All expenses of each Fund shall be allocated among each of the Classes in accordance with Rule 18f-3 under the 1940 Act, except that the fees and expenses incurred by a Fund under the Distribution Plan or a shareholder service plan for any class of shares shall be allocated to the class of shares subject to such plan and the following types of expenses specific to each class shall be allocated to such class:

A.	transfer agency and other record keeping costs;

B.	U.S. Securities and Exchange Commission and blue sky registration or qualification fees;

C.
printing and postage expenses related to printing, preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of a particular class or to regulatory authorities with respect to such class;

D.	audit or accounting fees or expenses relating solely to such class;

E.	the expenses of administrative personnel and services as required to support the shareholders of such class;

F.	litigation or other legal expenses relating solely to such class;

F.	Trustees fees and expenses incurred as a result of issues relating solely to such class; and

G.	other expenses subsequently identified and determined to be properly allocated to such class.

III.
Shareholder Services.  Other than any shareholder services that may be provided under a shareholder service plan for the Funds, the services offered to shareholders of each class of shares shall be the same.

IV.
Exchange Privileges.  Shareholders of a Class may exchange their shares of the same Class of any other Fund in the same family of funds at their relative net asset values as set forth in the prospectus of a Fund.  Shareholders of a Class of a Fund may exchange all or a portion of their shares in that Fund for a different share class of the same Fund if they meet the minimum investment required for the new share class and any other criteria set forth in the prospectus of the Fund.

V.
Voting and Other Rights.  Each Class of shares shall have: (a) exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangements; (b) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of the other class; and (c) in all other respects, the same rights and obligation as the other classes.

VI.
Amendments to the Plan.  The Plan may not be materially amended to change its provisions unless a majority of the Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust within the meaning of the 1940 Act, shall find that the Plan, as proposed and including the expense allocations, is in the best interest of each Class individually and the Fund as a whole.

Adopted: August 14, 2018

MANAGER DIRECTED PORTFOLIOS

Appendix A

To the Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3

on behalf of

iM DOLAN MCENIRY CORPORATE BOND FUND

Effective August 14, 2018

Fund/Share Class	Maximum Initial Sales Charge	Maximum CDSC	Maximum Rule 12b-1 Fees	Maximum Shareholder Service Fees	Redemption Fees/ Holding Period

iM Dolan McEniry Corporate Bond Fund
Institutional Shares	None	None	None	None	None
Advisor Shares	None	None	0.25%	0.10%	None